Exhibit 99.1

NXT ENERGY ANNOUNCES NEW US $2.2 MILLION SFD SURVEY
CONTRACT WITH KEROGEN EXPLORATION

Highlights
o	Additional SFD® survey contract for US $2.22 million secured by NXT
o	Cumulative contracts total of US $3.68 million awarded by Kerogen Exploration
o	Data acquisition operations underway

CALGARY, ALBERTA, December 16, 2013 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTC:NSFDF) announces that it has been awarded an additional US $2.22 million SFD® survey contract by Kerogen Exploration LLC (“Kerogen”).  This new survey brings the cumulative value of the four individual survey projects which have recently been awarded by Kerogen to US $3.68 million.

Kerogen is a private company financed by Riverstone Holdings LLC, a New York based private equity firm, and holds sizeable land positions in both Texas and Florida.

Murray Grigg, Kerogen’s President and CEO noted “We are very pleased with the initial results from our first Florida survey, as the SFD® data confirmed exploration leads which we were aware of through existing geophysical data.  On this basis, we have now expanded the geographic areas which are covered by this second SFD® survey in Florida.”

George Liszicasz, NXT’s President & CEO noted “We recently delivered our preliminary findings on the initial Florida SFD® survey for Kerogen.  We are very impressed with how quickly Kerogen was able to assess these results, and then act to add additional flight lines, which expanded the scope of the initial survey significantly.  This clearly illustrates how our rapid survey project design and execution fits well with our exploration client’s goals.”

Data acquisition operations for this new Florida survey have commenced, and are expected to be completed this week.  The Company’s recommendations on the SFD® survey data for this new Florida project, as well on Kerogen’s initial Florida and Texas surveys, are planned to be delivered in Q1-2014.

NXT Energy Solutions Inc. is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system provides an effective and reliable method to reduce time, costs, and risks related to hydrocarbon exploration.  The SFD® system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne exploration survey method.  SFD® can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs, and enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements:

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2012 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include the estimated timing of completion of the Kerogen survey projects.

For further information, please contact:

Investor Relations
kin communications inc.
604-684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
403-206-0805

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
403-206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.